Exhibit 1.01

Conflict Minerals Report
For Calendar Year 2021

This is The Walt Disney Company’s 2021 (January 1 to December 31, 2021) Conflict Minerals Report (“CMR”) pursuant to Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the “Conflict Minerals Rule”).
Background
The Walt Disney Company, together with its subsidiaries, is a diversified worldwide entertainment company with operations in two segments: Disney Media and Entertainment Distribution and Disney Parks, Experiences and Products. For convenience, the terms “Company,” “Disney,” “we” and “our” are used in this CMR to refer collectively to the parent company, The Walt Disney Company, and its consolidated subsidiaries through which its various businesses were actually conducted during calendar 2021.
The Company derives the vast majority of its revenues from the licensing of intellectual property, including from affiliate fees, TV/SVOD distribution licensing, merchandise licensing and theatrical distribution licensing; charges for admission, lodging and associated merchandise, food and beverage sales at its theme parks, resorts, and cruise lines; subscription fees for direct-to-consumer offerings; and the sales of advertising time. We also derive revenue from the sales of physical products (such as physical copies of films and music) that we have determined do not include columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, tantalum, tin and tungsten (collectively, the “Subject Minerals” or “3TG”), as necessary to the products’ functionality or production (“necessary Subject Minerals”).
The products we sell that may include necessary Subject Minerals are items such as clothing, accessories, electronic toys, jewelry, and other consumer goods. We classify these items together as retail merchandise, and that is the product category covered by this CMR. We sell many of these items directly through Disney Stores throughout the world, including our online stores, and at our entertainment venues, including our parks and resorts. We also sell retail merchandise wholesale to other retailers.
The sale of retail merchandise constituted less than 5% of our revenue in calendar 2021. The number of individual items sold is, however, large. We estimate that we sold retail merchandise with approximately 120,000 stock-keeping units (SKUs) in calendar 2021. Moreover, due to the dynamic nature of our business, the items we sell change rapidly, with many items sold for only a few months, and then replaced by other items sourced from other suppliers.
The Company does not manufacture any of the retail merchandise it sells, sourcing the specific merchandise items that may contain Subject Minerals from over 60 suppliers in calendar 2021.

Many of our suppliers themselves source components of these items from numerous other suppliers, and our direct suppliers are often many steps removed from the source of the raw materials contained in the items. In addition, in many cases the items we acquire from a supplier represent a small portion of the supplier’s total production.
The number, diversity and frequent turnover of the retail merchandise we sell, the number and turnover of suppliers, and our remote position in the supply chain make it difficult for us to determine and track the source of individual items, the nature of the raw materials included in the items, and the source of those raw materials. Nevertheless, our Conflict Minerals Compliance Program (the “Program”) is designed to gain relevant information about the sources of raw materials in our products that is as complete as reasonably possible given the large number and diversity of products we sell and in light of our position in the supply chain.
Our Program is focused on identifying suppliers of retail merchandise that may contain necessary Subject Minerals and gathering information about the supply chain practices of those suppliers. The Program conforms to the elements of the guidance set forth in the Organisation for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition (the “OECD Guidance”). Consistent with the OECD Guidance, our Program includes:
•strong company management systems (including a Conflict Minerals Policy and an established internal management structure);
•identification and assessment of risk in the supply chain through a reasonable country-of-origin inquiry;
•a strategy to respond to identified risks through due diligence procedures that include follow-up with suppliers who either provide insufficient information to identify sources of necessary Subject Minerals or who provide information indicating that they may source necessary Subject Minerals that may have originated in the Democratic Republic of the Congo or adjoining countries (“Covered Countries”);
•a process to support and leverage organizations like Responsible Minerals Initiative’s (“RMI”) independent third-party audits of smelter and refiner due diligence practices1; and
•reporting on results of the Program.
Further details about the Program, and the results of the Program for calendar 2021, are described below.

1 The Company does not purchase raw materials or ores, does not directly purchase 3TG, and is many steps removed from the smelters and refiners that provide minerals and ores to our suppliers. Because of this, we do not audit or direct audits of smelters and refiners in the supply chain. Instead, we support and leverage organizations like RMI's independent third-party audits of smelter and refiner due diligence practices.

Company Management Systems
The Company has developed strong management systems that include the following components:
1.Conflict Minerals Policy. A Conflict Minerals Policy that sets forth the steps we are taking to comply with the Conflict Minerals Rule. These steps include: the establishment of the internal management structure described below; engagement with suppliers as described in this report; reporting required by the Conflict Minerals Rule; and monitoring developments relating to conflict minerals with an eye to enhancing the Program. Our policy was distributed to suppliers who may supply us with products covered by the Conflict Minerals Rule and is posted on our website at https://impact.disney.com/resources/conflict-minerals-policy/. The policy includes a mechanism for reporting concerns or asking questions regarding the policy.
2.Internal Management Structure. A management oversight structure that includes input from executive-level representatives of Global Product & Labor Standards, Global Public Policy, Legal, Controllership, Corporate Social Responsibility, Investor Relations, and Corporate Communications. These executives are responsible for providing governance and oversight over the execution of the Program and for monitoring the Program’s compliance with regulatory requirements and satisfaction of enterprise goals. The day-to-day implementation of the Program is conducted by a Conflict Minerals Compliance Program Team within our Global Product & Labor Standards organization, which is included within our Chief Financial Officer’s purview.
3.Chain of Custody and Traceability. Support for and engagement with the RMI. The data on which we relied for certain statements in this report was obtained through our membership in RMI, using the Reasonable Country of Origin Inquiry report for member DISN.
Identification and Assessment of Risk Through Reasonable Country of Origin Inquiry
Based on lists of historic suppliers of retail merchandise updated through interviews with sourcing professionals, we compile a list each year of the suppliers we are able to identify as supplying retail merchandise in the calendar year for which we are reporting that may contain necessary Subject Minerals. For calendar 2021, based on improved processes, we were able to identify with greater precision suppliers supplying retail merchandise that may contain necessary Subject Minerals to participate in the survey, which resulted in a reduction in the survey population compared to prior years. From an initial group of 383 potential suppliers of merchandise generally, we identified 65 potential suppliers of retail merchandise that we sell to our customers that may contain necessary Subject Minerals and determined that the remaining 318 vendors were outside the scope of the Conflict Minerals Rule.
Each year, we distribute a survey to potential suppliers of retail merchandise that we sell to our customers that may contain necessary Subject Minerals regarding their supply chain practices relating to Subject Minerals. The 2021 survey responses were based on RMI’s Conflict Minerals Reporting Template (CMRT), revision 5.0 or higher. We supplemented the CMRT with additional multi-language questions designed to provide visibility into our suppliers’ sourcing activities, including the basis for their responses regarding the source of Subject Minerals in the retail merchandise they supplied to us. We also provided suppliers with access to a live technical support specialist via chat during the survey phase and provided multi-language training documents highlighting Frequently Asked Questions on Conflict Minerals and Section 1502 of the Dodd-Frank Wall-Street Reform and Consumer Protection Act, as well as instructions on how to complete the CMRT. Our communications included our expectations for response and noted that the Conflict Minerals Rule was not intended to stop companies and their suppliers from sourcing from the Covered Countries and that such an embargo would be contrary to the intent of the Conflict Minerals Rule.
In calendar 2021, we surveyed 65 suppliers of retail merchandise that we sell to our customers that may contain necessary Subject Minerals. We received survey responses from all 65 suppliers, or 100%, compared to a response rate of 77% for calendar 2020. Our response rate since calendar 2018 is shown in Figure 1 below.
The majority of the suppliers who completed the survey responded that the merchandise they supplied to us did not contain any necessary Subject Minerals. Based on survey responses, interviews, and our further review of the retail merchandise supplied, we identified 12 suppliers who manufactured retail merchandise for us that most likely contained necessary Subject Minerals. Of these suppliers:
•Ten suppliers responded that the Subject Minerals in all the products they supplied to us did not originate in the Covered Countries, and they provided sufficient information regarding their supply chain program for us to determine that this response was reliable; and

2 For Calendar Year 2019, we saw an overall reduction in response rate due to circumstances related to the COVID-19 pandemic.
3 For Calendar Year 2021, due to improved processes from previous years, we were better able to identify in-scope suppliers to participate in the survey, thereby resulting in a reduction in the survey population and an increased response rate.

•Two suppliers provided smelter information indicating that the Subject Minerals in at least some of the products they supplied to us originated in the Covered Countries. As noted below, we determined that these suppliers only sourced Subject Minerals in the Covered Countries from smelters and refiners that are compliant with the RMI’s Responsible Minerals Assurance Process (RMAP).

Due Diligence Measures Performed
Based on our assessment of survey responses for calendar 2021, we implemented due diligence measures with respect to the 12 suppliers who may have manufactured retail merchandise for us containing necessary Subject Minerals. These measures included:
•Performance of targeted follow-up with suppliers who did not initially respond to the survey.
•Verification of information regarding smelters and refiners provided by our suppliers with the RMI’s list of conformant smelters and refiners and other lists provided by accredited organizations such as London Bullion Market Association (LBMA) or Responsible Jewelry Council (RJC). Through this effort, we validated the responses of the ten suppliers who indicated that the Subject Minerals in all the products supplied to us did not originate in the Covered Countries. Through this effort we also confirmed that the smelters and refiners in the Covered Countries that were identified by two of our suppliers were all compliant with the RMI’s RMAP.

Smelters, Refiners, and Countries of Origin Information
The suppliers who manufactured retail merchandise for us that we determined contained necessary Subject Minerals, identified 49 smelters or refiners that supplied them with Subject Minerals. Although we cannot determine whether retail merchandise manufactured for us contained Subject Minerals from each of these 49 smelters and refiners, we have listed each of them in Attachment A. All of these smelters and refiners are conformant with the relevant RMAP assessment protocols of RMI and/or another accredited organization. Figure 2 shows compliance by mineral.

Based on the information provided by our suppliers, we have:
•determined that 7 of the 49 smelters and refiners identified in Attachment A are identified by RMI as sourcing Subject Minerals from Covered Countries;
•confirmed that these 7 smelters were included in a list of smelters determined by the RMI to be conformant with the relevant RMAP assessment protocols of the RMI; and
•listed in Attachment B the countries of origin of the Subject Minerals supplied by the smelters and refiners included in Attachment A.
Our suppliers could not confirm whether each smelter or refiner they used supplied Subject Minerals in retail merchandise manufactured for the Company. Therefore, we are unable to determine either the facilities used to process or the source (country, mine or other location) of the actual necessary Subject Minerals for the retail merchandise we sell.

Further Development of Disney’s Conflict Minerals Compliance Program
Our efforts with respect to calendar 2021 were devoted to managing the response rate to our supplier survey and implementing internal process efficiencies. We achieved these goals by enhancing our outreach to and engagement with suppliers (including via a third-party conflict minerals process) and developing our internal capabilities. We continued to refine the method of identifying suppliers to participate in the survey. We also continued to encourage suppliers to improve their supply chain policies, source responsibly, and to source Subject Minerals from (or from sub-suppliers who source from) smelters and refiners who are compliant with the relevant RMAP assessment protocols of RMI or other accredited organizations. Each year we also encourage new suppliers in our supply chain to provide us with this information and to source from compliant smelters and refiners.

We continue to focus on refining our systems for identifying relevant suppliers and the product categories associated with each supplier, and on obtaining additional and more reliable information on each supplier’s own supply chain. We also continue to evaluate the overall quality of supply chain practices of our suppliers, the impact of encouraging adoption of robust supply chain practices in light of developing supply chain certification programs, the practices of our suppliers, and whether there are effective methods to give them further incentives to strengthen their supply chain programs.

Attachment A
Smelters and Refiners
Identified by Suppliers

The following table identifies each of the smelters and refiners identified by our suppliers as sources of Subject Minerals in retail merchandise manufactured by the supplier. The table includes the name of the smelter or refiner, the Subject Minerals supplied by the smelter or refiner, the location of the smelter or refiner and the certification obtained by the smelter or refiner, if any. All of the smelters and refiners identified below are currently conformant with RMAP assessment protocols of the RMI or other accredited organizations.

Mineral	Smelter or Refiner Name	ISO∞ Country Code	Certification	Certified
Gold	Heraeus Metals Hong Kong Ltd.	CN	* ‡ †	YES
Gold	Metalor Technologies (Hong Kong) Ltd.	CN	* ‡ †	YES
Gold	Metalor USA Refining Corporation	US	* ‡ †	YES
Gold	Western Australian Mint (T/a The Perth Mint)	AT	* †	YES
Gold	Umicore S.A. Business Unit Precious Metals Refining	BE	* †	YES
Gold	Asahi Refining Canada Ltd.	CA	* †	YES
Gold	CCR Refinery - Glencore Canada Corporation	CA	* †	YES
Gold	Royal Canadian Mint	CA	* †	YES
Gold	Heimerle + Meule GmbH	DE	* †	YES
Gold	Chimet S.p.A.	IT	* †	YES
Gold	Mitsubishi Materials Corporation	JP	* †	YES
Gold	Sumitomo Metal Mining Co., Ltd.	JP	* †	YES
Gold	Tanaka Kikinzoku Kogyo K.K.	JP	* †	YES
Gold	Metalurgica Met-Mex Penoles S.A. De C.V.	MX	* †	YES
Gold	PAMP S.A.	CH	* †	YES
Gold	Kennecott Utah Copper LLC	US	* †	YES
Gold	Metalor Technologies (Suzhou) Ltd.	CN	‡ †	YES
Gold	Umicore Precious Metals Thailand	TH	‡ †	YES
Gold	Heraeus Precious Metals GmbH & Co. KG	DE	†	YES
Gold	Aida Chemical Industries Co., Ltd.	JP	†	YES
Gold	Chugai Mining	JP	†	YES
Gold	Geib Refining Corporation	US	†	YES
Gold	Materion	US	†	YES
Tin	Metallo Belgium N.V.	BE	†	YES
Tin	EM Vinto	BO	†	YES
Tin	Operaciones Metalurgicas S.A.	BO	†	YES
Tin	Mineracao Taboca S.A.	BR	†	YES
Tin	White Solder Metalurgia e Mineracao Ltda.	BR	†	YES
Tin	China Tin Group Co., Ltd.	CN	†	YES
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CN	†	YES
Tin	Guangdong Hanhe Non-Ferrous Metal Co., Ltd.	CN	†	YES
Tin	Jiangxi New Nanshan Technology Ltd.	CN	†	YES
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CN	†	YES

∞	International Standards Organization
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Tin	Yunnan Tin Company Limited	CN	†	YES
Tin	PT ATD Makmur Mandiri Jaya	ID	†	YES
Tin	PT Menara Cipta Mulia	ID	†	YES
Tin	PT Mitra Stania Prima	ID	†	YES
Tin	PT Prima Timah Utama	ID	†	YES
Tin	PT Refined Bangka Tin	ID	†	YES
Tin	PT Timah Tbk Kundur	ID	†	YES
Tin	PT Timah Tbk Mentok	ID	†	YES
Tin	Malaysia Smelting Corporation (MSC)	MY	†	YES
Tin	Minsur	PE	†	YES
Tin	Fenix Metals	PL	†	YES
Tin	Metallo Spain S.L.U.	ES	†	YES
Tin	Rui Da Hung	TW	†	YES
Tin	Thaisarco	TH	†	YES
Tin	Tin Technology & Refining	US	†	YES
Tungsten	Global Tungsten & Powders Corp.	US	†	YES

*	LBMA
‡	RJC
†	RMAP
**	RMAP - Active
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Attachment B
Countries of Origin

The following table identifies the countries of origin of the Subject Minerals as reported by our suppliers.

Angola	Hungary	Philippines
Argentina	India	Poland
Australia	Indonesia	Portugal
Austria	Ireland	Russian Federation
Belgium	Israel	Rwanda
Bolivia	Italy	Saudi Arabia
Brazil	Ivory Coast	Sierra Leone
Burundi	Japan	Singapore
Cambodia	Jersey	Slovakia
Canada	Kazakhstan	South Africa
Central African Republic	Kenya	South Sudan
Chile	Korea, Republic of	Spain
China	Kyrgyzstan	Suriname
Colombia	Laos	Switzerland
Congo (Brazzaville)	Luxembourg	Taiwan
Czech Republic	Madagascar	Tanzania
Djibouti	Malaysia	Thailand
DRC- Congo (Kinshasa)	Mexico	Turkey
Ecuador	Mongolia	Uganda
Egypt	Morocco	United Arab Emirates
Estonia	Mozambique	United Kingdom
Ethiopia	Myanmar	United States
France	Namibia	Uzbekistan
Germany	Netherlands	Vietnam
Guinea	Nigeria	Zambia
Guyana	Papua New Guinea	Zimbabwe
Hong Kong	Peru

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